UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 000-18516
A.  FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN
B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
ARTESIAN RESOURCES CORPORATION
664 CHURCHMANS RD.
 NEWARK, DE 19702

Artesian Resources Corporation Retirement Plan
Financial Statements
December 31, 2014

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits – December 31, 2014 and December 31, 2013	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	5
Notes to the Financial Statements	6 - 14
Supplementary Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	16

Signatures
Exhibit Index

Consent of BDO USA, LLP

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Artesian Resources Corporation Retirement Plan
Newark, Delaware

We have audited the accompanying statements of net assets available for benefits of the Artesian Resources Corporation Retirement Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (held at End of Year) December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/BDO USA, LLP

Bethesda, Maryland
June 5, 2015

Artesian Resources Corporation Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2014 and December 31, 2013

	December 31, 2014	December 31, 2013

ASSETS
Cash	$11,471	$639

Investments, at fair value
Artesian Resources Corp. Class A non-voting common stock	4,077,691	4,290,208
Collective trusts	1,979,475	2,345,273
Mutual funds	32,583,625	30,010,574

Total investments, at fair value	38,640,791	36,646,055

Participants' notes receivable	298,300	282,715

Contributions receivable
Employer	131,854	132,415
Participants	-	-

Total contributions receivable	131,854	132,415

Total assets	39,082,416	37,061,824

NET ASSETS AVAILABLE FOR BENEFITS	$39,082,416	$37,061,824

See accompanying notes to financial statements.

Artesian Resources Corporation Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net investment income
Artesian Resources Corp. Class A non-voting common stock dividends	$159,806
Interest and dividend income from other investments	2,836,985
Net depreciation in fair value of investments	(359,370)
Total net investment income	2,637,421

Interest income from participants' notes receivable	16,419

Contributions
Employer contributions	1,051,305
Participant contributions	1,505,576
Rollovers	151,828
Total contributions	2,708,709

Total additions	5,362,549

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Participant distributions	3,334,657
Administrative expenses	7,300
Total deductions	3,341,957

NET INCREASE	2,020,592

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	37,061,824

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$39,082,416

See accompanying notes to financial statements.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements

Note A - Description of the Plan

1.	General

Effective July 1, 1984, Artesian Resources Corporation (the "Company" or "Plan Sponsor" or "Employer") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  Pursuant to Internal Revenue Code (IRC) Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by an Administrative Committee, which consists of five members appointed by the Company's Board of Directors.  Plan administration expenses may be paid out of the Plan unless paid by the Company (Note C). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

2.	Participation and Vesting

All employees age 18 and over are eligible for Plan participation immediately after hire.  Employees may elect to make tax-deductible contributions up to the IRC limitation, including "catch-up" contributions for participants age 50 and older.  Participants are also able to designate part or all of their contributions as Roth 401(k) contributions, which are made on an after-tax basis. For every dollar an employee contributes up to 6% of compensation, the Company will provide a 50% matching contribution.  In each Plan year, the Company may make a discretionary contribution to the Plan based on up to 2% of compensation for all employees eligible to participate in the Plan. The full discretionary contribution was made for 2014. The total matching, discretionary and service contributions in 2014 were $468,148, $338,803 and $244,354, respectively.

The Company's Board of Directors, at its sole discretion, may make a Special Discretionary Stock Contribution to the Plan. A Special Discretionary Stock Contribution was not made for 2014.

The trust maintains separate accounts for each participant in the Plan. These accounts are credited with the participants' contributions and Plan earnings and may be charged with certain administrative expenses. Participant contributions, and the related earnings, are fully vested.  Company contributions, and the related earnings, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

Any forfeitures of non-vested contributions may be offset against Company contributions or Plan administration expenses.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

2.
Participation and Vesting (Continued)

The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan, which was merged into the Plan on March 31, 2000. The contribution and vesting guidelines for the participants of the Supplemental Plan continued and consist of the following:

•Only employees as of April 26, 1994 are eligible for participation.

•A service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each employee's years of service and current compensation in accordance with the following schedule:

Years of Service	Percent of Compensation
1 – 5	2%
6 – 10	4%
11 – 20	5%
over 20	6%

•Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

Forfeitures may be offset against Company contributions or Plan administration expenses.  Any participant who separates from the Company for any reason shall be entitled to receive the vested interest in their account.

3.	Investment Elections

All future discretionary Company contributions, as well as all prior discretionary contributions and the corresponding earnings thereon, are participant directed.

Participants may allocate basic contributions among the various investments options, including the Company's Class A non-voting common stock.

The Plan was amended and, effective as of July 2014, has an automatic enrollment feature that begins with an initial pre-tax contribution rate of 3% of a participant's eligible compensation, as defined in the Plan document. Prior to automatic enrollment, employees may elect to opt out from participating in the Plan, or they may elect to defer more or less than the 3% default contribution as well as choose their own investment elections offered in multiples of 1% with a minimum investment of 1% in any selected investment.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

4.	Participants' Notes Receivable

Participants may borrow from the Plan under the following guidelines:

•A participant may borrow as much as 50% of his or her vested account balance, subject to certain minimum and maximum limitations as defined in the Plan.

•Loans are repaid over a period not to exceed five years, unless the loan is to buy, build, or substantially rehabilitate the borrower's principal residence.

•The participant's account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the Plan to the participant.

•Interest rates on loans are prime plus 1% at the date of the loan. Interest rates on outstanding balances ranged from 4.25% to 9.25% for the years ended December 31, 2014 and December 31, 2013.

•As loans are repaid to the Plan, the total payment, principal plus interest, is credited back to the participant's account.

5.	Benefits

Participants are entitled to a benefit payment equal to the vested amount credited to their accounts upon retirement, upon permanent disability, at age 59 1/2, or upon termination of employment or death.  In the event of death of a participant, a death benefit payment is made to the participant's beneficiary.  The only form of distribution under the Plan is a single lump sum distribution in cash or stock.

6.	Plan Termination

Although it has not expressed the intent to do so, the Company may amend or terminate the Plan.  In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable.  Assets remaining in the Plan may be immediately distributed to the participants, inactive participants, and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

7.	Forfeitures

Forfeited balances are used to reduce the Plan sponsor's future matching contribution obligations.  During the year ended December 31, 2014, there were approximately $8,000 of both current year forfeitures and forfeiture amounts applied to reduce the Plan sponsor's contribution obligations.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

8.	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Employer.  The Plan may pay for certain member requested services and investment fees. Any fees for participant requested services are charged to the accounts of participants requesting the transaction, however, for the year ended December 31, 2014 there were no such fees. Investment fees are allocated to participants' accounts based on a specified basis point per investment through the investments' earnings, a portion of which is used to reduce administrative expenses of the Plan. The balance of administrative expenses are paid directly by the Employer.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note B - Significant Accounting Policies

1.	Basis of Accounting

The Plan's financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

2.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and changes therein.  Actual results could differ from those estimates.

3.	Investment Valuation and Income Recognition

Plan assets held in mutual funds (shares of registered investment companies) and the Company's Class A non-voting common stock are unsecured and are traded on national securities exchanges.  Mutual funds are valued at net asset value ("NAV") and common stock is valued at market value at December 31, 2014 and 2013.

Plan assets held in collective trusts are unsecured and are valued at trading unit prices, which approximates fair value.  The collective trust fund represents investments in the PNC Investment Contract Fund.  As described in Accounting Standards Codification (ASC) 962-325, Plan Accounting—Defined Contribution Pension Plans/Investments—Other, investment contracts are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Units held are valued at the unit value which is based on contract value and approximates fair value in accordance with the audited financial statements of the investment contract fund as of December 31, 2014 and 2013.

In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits and includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note B - Significant Accounting Policies (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

4.	Participants' Notes Receivable

Participant loans are classified as participants' notes receivable, and are measured at the unpaid principal balance plus unpaid accrued interest. The Plan classifies loans in default for various events, including failure to pay timely installments.  Defaulted loans are deemed distributed and recorded as benefits paid to participants in the statement of changes in net assets available for benefits. There were no amounts recorded as deemed distributions in 2014 and 2013.

5.	Benefit Payments and Participant Distributions

Participant distributions are recorded when paid.

6.	Income Taxes

The Internal Revenue Service has determined and informed the Company by letter dated January 4, 2012 that the Plan plus amendments is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the financial statements.

The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, no uncertain tax positions are taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, currently no audits are in progress for any tax periods. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note C – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note D - Investments

During the year ended December 31, 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2014

Artesian Resources Corp. Class A non-voting common stock	$(72,018)
Collective trusts	23,323
Mutual funds	(310,675)
$(359,370)

The following investments each represent 5% or more of the net assets available for benefits at December 31:

	2014	2013
Common Stock
Artesian Resources Corp.
Class A non-voting common stock	$4,077,691	$4,290,208

Collective Trusts
PNC Investment Contract Fund*	$1,979,475	$2,345,273

Mutual Funds
American Funds Growth Fund of America R5	$6,536,767	$6,261,249
American Century Equity Income*	$4,822,735	$4,518,124
American Century Fundamental Investors R5	$4,758,705	$4,568,591
American Century EuroPacific Growth R5	$2,107,459	$1,954,779
Pimco Total Return Fund*	$3,186,326	$3,112,049

*These investments changed fund classes during 2014.

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

•Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access;

•Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in non-active markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•Level 3: inputs that are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note D – Investments (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2		Level 3		Total

Mutual funds
Large-Cap	$17,641,135	$	---	$	---	$17,641,135
Mid-Cap	3,679,538		---		---	3,679,538
Small-Cap	838,579		---		---	838,579
Balanced	4,973,860		---		---	4,973,860
Fixed Income	3,343,054		---		---	3,343,054
International	2,107,459		---		---	2,107,459

Total mutual funds	32,583,625		---		---	32,583,625

Artesian Resources Corporation Class A non-voting common stock	4,077,691		---		---	4,077,691

Common collective fund	---		1,979,475			1,979,475

Total investments, at fair value	$36,661,316		$1,979,475	$	---	$38,640,791

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2		Level 3		Total

Mutual funds
Large-Cap	$16,872,775	$	---	$	---	$16,872,775
Mid-Cap	3,059,130		---		---	3,059,130
Small-Cap	1,163,063		---		---	1,163,063
Balanced	3,775,455		---		---	3,775,455
Fixed Income	3,185,372		---		---	3,185,372
International	1,954,779		---		---	1,954,779

Total mutual funds	30,010,574		---		---	30,010,574

Artesian Resources Corporation Class A non-voting common stock	4,290,208		---		---	4,290,208

Common collective fund	---		2,345,273		---	2,345,273

Total investments at fair value	$34,300,782		$2,345,273	$	---	$36,646,055

The following is a description of the valuation methodologies for the Plan assets measured at fair value.

Mutual Funds – Large-Cap – This class consists of publicly traded mutual funds invested primarily in marketable equity securities with companies that have large market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.
Mutual Funds – Mid-Cap – This class consists of publicly traded mutual funds invested primarily in marketable equity securities with companies that have moderate market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.
Mutual Funds – Small-Cap – This class consists of publicly traded mutual funds invested primarily in marketable equity securities with companies that have small market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.
Mutual Funds – Balanced – This class consists of publicly traded mutual funds invested primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.
Mutual Funds – Fixed Income – This class consists of publicly traded mutual funds invested primarily in fixed income securities within the domestic market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.

Artesian Resources Corporation Retirement Plan

Notes to the Financial Statements (Continued)

Note D – Investments (Continued)

Mutual Funds – International – This class consists of publicly traded mutual funds invested primarily in international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.
Artesian Common Stock –This class consists of Artesian Common Stock Class A non-voting shares and is valued at the quoted market price from a national securities exchange. Artesian Common Stock is classified as a Level 1 investment.
Common Collective Fund – This class consists of a commingled fund that primarily invests in domestic fixed income securities, money market funds and investment contracts issued by insurance companies and other financial institutions and seeks to preserve principal investment while earning interest income. The NAV of the common collective fund is provided by the custodian and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. The common collective trust allows for daily redemption and investments in the common collective fund do not have a holding period. There are no unfunded commitments for investments in the common collective fund. The common collective fund is classified as a Level 2 investment.

Note E – Distributions Payable

Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

At December 31, 2014 and 2013, there were no net assets available for plan benefits for distributions to participants who have requested a distribution from the Plan prior to the end of the Plan year.

Note F – Related Party Transactions

Artesian Resources Corporation and its employees are parties-in-interest to the Plan.  On December 31, 2014, the Plan's assets included $4,077,691 of Artesian Resources Corporation Class A non-voting stock and $298,300 of participant notes receivable.  Additionally, certain plan investments totaling $1,979,475 represent investments managed by PNC Advisors. PNC Advisors is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Transactions in these assets are exempt from the prohibited transaction rules.

Note G – Plan Amendments

On May 7, 2014, two amendments to the Plan were approved by the Company's Board of Directors.  Effective July 1, 2014, the Company implemented new automatic enrollment procedures for newly hired and/or rehired employees to help employees save for retirement by reducing their compensation automatically by 3%. This amount is deemed as the Participant's Employee Savings Contribution election if the Participant does not elect to defer a greater or lesser percentage of compensation, or elects to receive cash in lieu of making any Employee Savings Contribution, within 90 days after employment. Any automatic deferral contributions made and any corresponding matching contributions are placed in a default investment fund as selected by the Administrative Committee, and Participants may modify the investment allocation of these contributions in the same manner as any other Plan contributions.

The second amendment permits an automatic escalation provision on an annual basis, such as each July 1 or January 1, within the discretion of the Administrative Committee, in order to increase employee savings and other employee contributions. This provision of the plan would only become effective should the Administrative Committee decide to implement the automatic escalation feature and after notification of the automatic escalation is given to Participants. However, if implemented, to the extent the participant has opted out of the automatic escalation feature, or has otherwise elected a 0% Employee Savings Contribution, Employee After-Tax Roth 401(k) Contribution or has otherwise elected a 0% Employee Savings Contribution, such Participant would not be subject to automatic increases in the future. Such Participants would only be subject to automatic escalation in the event that they affirmatively elect to increase their contributions during any Plan Year, and do not reconfirm their decision to "opt out" of the automatic escalation feature.

Supplementary Information

Artesian Resources Corporation Retirement Plan
EIN 51-0002090, Plan No. 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2014

(a)		(b)	(c)	(d)	(e)

		Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value

*		Common Stock -
		Artesian Resources Corporation	Class A non-voting common stock		$4,077,691

*		PNC Investment Contract Fund Z	Common/Collective Trusts		1,979,475

		Mutual Funds -
		Growth Fund of America R5	Mutual Funds		6,536,767
		American Century Fundamental Investors R5	Mutual Funds		4,758,705
		American Century Equity Income Institutional Class	Mutual Funds		4,822,735
		Pimco Total Return Fund Institutional Class	Mutual Funds		3,186,326
		American Century EuroPacific Growth R5	Mutual Funds		2,107,459
		T Rowe Price Growth Stock	Mutual Funds		1,522,928
		American Century Mid Cap Value I	Mutual Funds		1,598,784
		Goldman Sachs Growth Opportunities I	Mutual Funds		1,305,128
		Janus Balanced Fund Class I	Mutual Funds		1,766,192
		Federated Total Return Government Bond I	Mutual Funds		156,728
		MFS New Discovery R4	Mutual Funds		151,652
		Perkins Mid Cap Value I	Mutual Funds		775,626
		Royce Low Price Stock	Mutual Funds		686,927
		American Century One Choice 2015	Mutual Funds		527,149
		American Century One Choice 2025	Mutual Funds		1,293,736
		American Century One Choice 2035	Mutual Funds		782,369
		American Century One Choice 2045	Mutual Funds		530,072
		American Century One Choice 2055	Mutual Funds		74,342

		Participants' Notes Receivable -
*		Various Participants	Interest rates range from 4.25% to 9.25%		298,300
					$38,939,091

*		Identifies the party as a "Party in Interest" as defined by ERISA.

	**	Cost information is not required for participant directed investments and is therefore not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN

Date: June 5, 2015	By:	/s/ David B. Spacht
David B. Spacht
Principal Financial and Accounting Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of BDO USA, LLP *

*	Filed herewith.